UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69566

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Fearnley Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__885 Third Avenue, 26Th Floor__
                                          (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Shaw	(212)-751-4422	a.shaw@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DCPA__
                          (Name – if individual, state last, first, and middle name)

2121 AVE OF THE STARS #800	CENTURY CITY	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Jason Peter Fink__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Fearnley Securities, Inc.__ , as of __December 31__ , 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fearnley Securities, Inc.

Financial Statement

December 31, 2025

(With Report of Independent Registered Public Accounting Firm)

The report is deemed PUBLIC in accordance with Rule 17-5(e) (3) under the Securities Exchange Act of 1934.

Fearnley Securities, Inc
Contents





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and the Stockholder of Fearnley Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fearnley Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2024.
Century City, California
February 25, 2026

Fearnley Securities, Inc.
Statement of Financial Condition
As of December 31, 2025


ASSETS


ASSETS

Cash	$	710,658
Receivables from Parent		747,133
Receivables from Clearing Broker		356,287
Prepaid Expenses		102,835
Equipment and Furniture (net)		71,801
Security Deposit		376,328
Right of Use Assets		2,837,402
Deferred Tax Assets		2,398,680
TOTAL ASSETS	**$**	**7,601,124**


LIABILITIES AND STOCKHOLDER'S EQUITY


LIABILITIES

Accounts Payable and Accrued Expenses	$	518,163
Taxes Payable		45,687
Due to Parent		1,973
Lease Liabilities		2,990,134
TOTAL LIABILITIES		**3,555,957**

STOCKHOLDER'S EQUITY

Common Stock - no par value	
200 Shares Authorized, 100 Shares Issued and Outstanding	48,795
Additional Paid-in Capital	12,089,119
Accumulated Deficit	(8,092,747)
TOTAL STOCKHOLDER'S EQUITY	**4,045,167**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 7,601,124**

Fearnley Securities, Inc.
Notes to the Financial Statement
December 31, 2025

1. Organization

Fearnley Securities, Inc. ("the Company") is a wholly owned subsidiary of Fearnley Securities AS ("the Parent Company"). The Parent Company was established in 1987 and is an independent full-service investment bank, a member of the Oslo Stock Exchange, and part of the Astrup Fearnley Group. The idea behind the formation of an investment bank within the Astrup Fearnley umbrella was, and remains, to capitalize on the Group's global resources within maritime industries. The Company and the Parent Company remain close to the Group's heritage and core businesses, hence focusing exclusively on shipping, offshore and energy. From its office in New York, the Company provides a full range of brokerage and investment banking services for domestic and global clients.

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), as well as a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying financial statements. The U.S. dollar ($) is the functional currency of the Company.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000. However, the Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Clearing Arrangements
The Company clears its brokerage transactions through its clearing brokers on a fully disclosed basis as outlined in the clearing agreement between the Company and its clearing broker. The Company has a Tri-Party arrangement whereas Beech Hill Securities, Inc., a broker dealer registered with SEC and a member of FINRA, clears the Company's domestic transactions through its clearing firm, Pershing LLC. As of December 31, 2025, the Company had a $356,287 receivable from clearing broker, of which $307,591 was held as clearing deposit.

Fearnley Securities, Inc.
Notes to the Financial Statement
December 31, 2025

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. There were no accounts receivable outstanding at December 31, 2025. Commission receivables of $48,696 is included in Receivables from Clearing Broker with no allowance recorded against the balance at December 31, 2025.

Allowance for Credit Losses

As prescribed under ASC 326, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit losses framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2025.

Revenue

The Company recognizes revenue pursuant to FASB ASC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue resulting from the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction prices, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is possible that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Judgement is required in the application of the five-step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment banking revenues consist of underwriting revenues, private placement fees and corporate finance advisory revenues. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter, or as another category of participants in an underwritten distribution and may include management fees, selling concessions and underwriting fees. Underwriting revenues are recorded at the time the underwriting is completed and income is reasonably determined and assured of collection. Typically, collection of the related underwriting fees and or management fees occurs within 60 days of the transaction date.

Revenues from advisory services are recorded in accordance with the terms of the related investment banking and advisory service agreements and are recognized at the point in time that performance under the arrangement is completed or the contract

2. Summary of Significant Accounting Policies (continued)

Revenue (continued)

is cancelled. In some circumstances, retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. Payments for advisory services are generally due upon completion of a specified event or, for retainer fees, periodically over the course of the engagement.

Commission revenues are front-end sales commissions for brokerage transactions introduced to the clearing broker, which are recognized on a trade date basis. Net dealer inventory gains and losses are recorded on a trade date basis, include realized and unrealized net gains and losses, resulting from the Company's principal trading activities.

Service fees are recognized monthly based upon the Intercompany Service Agreement between the Company and the Parent Company. As per the terms of this agreement, the Parent Company compensates the Company a service fee equal to the Company's monthly running cost base, adjusted for an annual revenue split, plus a margin of 10% (see Note 5).

ASC 606 does not apply to revenue associated with interest and expense.

Concentration, Risk and Credit Risk

In the normal course of business, the Company's securities activities will involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at historical cost less accumulated depreciation. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation on these assets is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of these assets range from three to five years.

Accounts Payable and Accrued Expenses

The Company has accrued expenses and other liabilities that represent payments due for outside services and other various liabilities.

2. Summary of Significant Accounting Policies (continued)

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Right-of-use asset ("ROU") is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes

Income taxes are provided under the provisions of ASC 740, Income Taxes. The Company uses the asset and liability method of accounting for deferred income taxes. The provision for income taxes includes income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities. The Company records tax liabilities for income tax contingencies based on our best estimates of the underlying exposures. The Company's federal and state income tax returns for the years 2022 through 2025 remain open for audit by the applicable regulatory authorities.

Under the accounting guidance, income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax liabilities and assets, which represent future tax consequences of events that have been recognized differently in financial statements than for tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

Fearnley Securities, Inc.
Notes to the Financial Statement
December 31, 2025

2. Summary of Significant Accounting Policies (continued)

Segment Reporting

Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures ("ASU 2023-07") requires incremental disclosures about reportable segments but does not change the definition of a segment or the guidance for determining reportable segments. The guidance requires disclosure of significant segment expenses that are (1) regularly provided to (or easily computed from information regularly provided to) the chief operating decision maker ("CODM") and (2) included in the reported measure of segment profit or loss. The standard also requires companies to disclose the title and position of the individual (or the name of the committee) identified as the CODM, allows companies to disclose multiple measures of segment profit or loss if those measures are used to assess performance and allocate resources, and is applicable to companies with a single reportable segment. The Company has identified its Chief Executive Officer as the CODM, and has adopted the additional disclosure requirements under ASU 2023-07. The additional requirements did not have a material impact on the financial statements.

3. Equipment and Furniture

Depreciation is based on the straight-line method over the estimated useful life of five years. As of December 31, 2025, Office Equipment and Furniture consist of the following:

Equipment	$	82,418
Furniture		8,628
Total		91,046
Less Accumulated Depreciation		(19,245)
Net	$	71,801

Fearnley Securities, Inc.
Notes to the Financial Statement
December 31, 2025

4. Leases

Effective January 22, 2025 the Company entered into a lease agreement for a new office space located in Suite 2600D, 885 Third Avenue, New York, NY. The lease is for a term of ten years, eleven months and expiring in 2036. In connection with its lease agreement, the Company has a security deposit for $376,328 as of December 31, 2025.

Operating lease amortized costs was $152,731 for the year ended December 31, 2025.

The operating lease right-of-use asset amounted to $2,837,402, and the related operating lease liability amounted to $2,990,134 as of December 31, 2025.

The undiscounted maturity of the non-cancellable lease payments under the current lease agreement as of December 31, 2025 are as follows:

2026	$	188,164
2027		322,566
2028		322,566
2029		322,566
2030		322,566
Thereafter		1,856,208
Total undiscounted lease payments		3,334,636
Less imputed interest		(344,502)
Total lease liabilities	$	2,990,134

5. Related Party Transactions

The Company and the Parent Company entered into an Intercompany Services Agreement effective January 1, 2025, in accordance with a cost-plus transfer pricing study performed by an independent expert (unaudited). As per the terms of this agreement, the Parent Company shall pay to the Company an amount equal to 110% or such other mark-up as may be agreed from time to time, of prorated expenses of the Company driven from revenue splits. As of December 31, 2025, the Company has a due from and a due to balance with the Parent Company of $747,133 and $1,973 respectively.

The Company distributed a total of $4,150,000 to the Parent Company during the year ended December 31, 2025, consisting of $3,310,881 as a return of capital and $839,119 as cash dividends.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

6. Income Taxes

The components of the deferred tax assets and liabilities at December 31, 2025 are summarized as follows:

Deferred Tax Assets:		
Deferred Tax Benefits of Net Operating Loss Carryforwards	$	2,398,634
Depreciation - Book greater than Tax		46
Total Deferred Tax Assets	$	2,398,680

The Company has federal net operating losses of $9,867,847, which do not expire, but can be only utilized to offset up to 80% of the Company's taxable income in any given year. State net operating losses are generally calculated on a post-apportionment basis, and either do not expire (and are subject to the 80% utilization rule) or are subject to a 20-year life with unlimited utilization, depending on each state's rules.

7. Defined Contribution 401K Plan

The Company formed a 401K plan whereby a voluntary and discretionary contribution by both, the Company and its employees can be made.

8. Commitments and Contingencies

The Company has no commitments other than those disclosed in financial statements. The Company is not involved in any material litigation, nor is any material litigation threatened against the Company.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $$348,390 which was $98,390 in excess of its required net capital of $250,000. The ratio of aggregated indebtedness to net capital is 2.60 to 1.

10. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events other than mentioned above, which took place that would have a material impact on these financial statements.